AGREEMENT FOR THE PURCHASE OF COMMON STOCK

THIS COMMON STOCK PURCHASE AGREEMENT, ("Agreement") made this11th day of June, 2007, by and between Medical International Technology Inc. ("Purchasers") 1872 Beaulac Street, Ville saint Laurent and 9162-9725 Quebec Inc. ("Sellers") a Quebec private company, setting forth the terms and conditions upon which the ("Sellers") will sell all of the issued and outstanding shares of 9139-2449 Quebec Inc. common stock (the "Shares").

In consideration of the mutual promises, covenants, and representations contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:

WITNESSETH:

WHEREAS, Karim Menassa and Michel Bayouk are representing Medical International Technology Inc. ("Purchasers"), with full authority to enter into this Agreement For The Purchase Of Common Stock and to receive and hold all consideration received from Purchasers for the shares described above.

WHEREAS, Karim Menassa and Michel Bayouk are acting with full authority in representing the ("Sellers") of the Shares.

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, the parties herewith agree as follows:

ARTICLE I
SALE OF SECURITIES

      1.01   Subject to the terms and conditions of this Agreement the ("Sellers") agrees to sell the Shares of 9139-2449 Quebec Inc. for a total of Two Million Five Hundred Thousand (2,500,000) common shares of Medical International Technology Inc**.** ("Purchasers") (the "Purchase Price").

      1.02   It is agreed that Medical International Technology Inc**.** ("Purchasers") be, and it hereby is, authorized and directed to issue 2,500,000 common shares to, 9162-9725 Quebec Inc. on the signing of this agreement, dated June 11th 2007,and that the closing will take place contemporaneous with such payment, unless a delay is agreed to by the parties signing this Agreement. It is agreed that the Shares will be issued on June 11th 2007, after which the closing on the sale of the Shares shall take place and all stock certificates shall be delivered to the ("Sellers") and the ("Sellers") will deliver all documents, Stock, Equipments, Minutes book listed in paragraphs 2:12.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

The 9162-9725 Quebec Inc. ("Sellers") hereby represents and warrants to Medical International Technology Inc**.** ("Purchasers") the following:

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2.01   Organization; 9139-2449 Quebec Inc. is a Quebec private company, duly organized, validly existing, and in good standing under the laws of Quebec Province, has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in the Quebec Government and elsewhere. All actions taken by the incorporators, directors and/or shareholders of 9162-9725 Quebec Inc. ("Sellers") have been valid and in accordance with the laws of Quebec Province. The Company has had very little active business during the year of 2006.

2.02   Financial Statements.   The latest financial statement was done for March 31st, 2006.

2.03   Absence of Changes. Since March 31st, 2006, there has been no change in the financial condition or operations of 9139-2449 Quebec Inc., except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

2.04   Filings with Government Agencies. 9139-2449 Quebec Inc. The Company filed its last Financial for the period of March 31st, 2006.

2.05   Liabilities. It is understood and agreed that the purchase of the Common Stock is predicated on 9139-2449 Quebec Inc.not having any liabilities at closing except as per list attached in Annex "A", and to the best of knowledge of the 9139-2449 Quebec Inc. is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving the Company or its shares except as per list attached in Annex "B".

2.06   Tax Returns. 9139-2449 Quebec Inc. has filed tax returns for the past several years. As of closing, there shall be no taxes of any kind due or owing.

2.07   Ability to Carry Out Obligations. 9162-9725 Quebec Inc. ("Sellers") has the right, power, and authority to enter into, and perform their obligations under this Agreement. The execution and delivery of this Agreement by the 9162-9725 Quebec Inc. ("Sellers") and the performance by the 9162-9725 Quebec Inc. ("Sellers") of their obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaws, or other agreements or instruments to which 9162-9725 Quebec Inc. ("Sellers") the officers, directors or Sellers is a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause 9162-9725 Quebec Inc. ("Sellers") (and/or assigns) to be liable to any party, or (c) an event that would result in the creation or imposition of any lien, charge, or encumbrance on any asset of 9162-9725 Quebec Inc. ("Sellers") or upon the shares of the Company to be acquired by Medical International Technology Inc**.** ("Purchasers").

2.08   Contracts, Leases and Assets. 9139-2449 Quebec Inc. is not a party to any contract, agreement or lease. (Unless such contract, agreement or lease has been assigned to another party or 9139-2449 Quebec Inc. has been released from its obligations thereunder. No person holds a power of attorney from 9139-2449 Quebec Inc. At the Closing, 9139-2449 Quebec Inc. will have no assets or liabilities except as per list attached in Annex "A" and "B", mentioned above.

2.09   Compliance with Laws. 9139-2449 Quebec Inc. has complied, to the best of its knowledge, in all material respects, with, and is not in violation of any, Federal, Provincial, or local statute, law, and/or regulation. To the best of its knowledge, 9139-2449 Quebec Inc. has complied with all Federal and Provincial laws in connection with the offer, sale and distribution of its securities.

2.10   Litigation. 9139-2449 Quebec Inc. is not a party to any suit, action, arbitration, or legal administrative, or other proceeding, or pending governmental investigation. To the best knowledge of the 9139-2449 Quebec Inc., there is no basis for any such action or proceeding and no such action or proceeding is threatened against 9139-2449 Quebec Inc. 9139-2449 Quebec Inc.is not a party to or in default with respect to any order, writ, injunction, or decree of any Federal, Provincial, local, or foreign court, department, agency, or instrumentality. Except as per list attached in Annex "A" and "B".

2.11   Conduct of Business.   Prior to the Closing, 9162-9725 Quebec Inc. ("Sellers") shall conduct its business in the normal course, and shall not (without the prior written approval of Medical International Technology Inc. ("Purchasers") (i) sell, pledge, or assign any assets, (ii) amend its Certificate of Incorporation or Bylaws, (iii) declare dividends, redeem or sell stock or other securities (iv) incur any liabilities, except in the normal course of business, (v) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (vi) enter into any other transaction.

2.12   Corporate Documents. Each of the following documents, which shall be true, complete and correct in all material respects, will be submitted at the Closing:

        (i)   Certificate of Incorporation and all amendments thereto;

        (ii)   Bylaws and all amendments thereto;

        (iii)   Minutes book;

        (iv)   Consent Resolution of the board of directors;

        (v)   List of officers and directors;

2.13   Closing Documents.   All minutes, consents or other documents pertaining to 9139-2449 Quebec Inc. to be delivered at the Closing shall be valid and in accordance with the laws of Quebec.

2.14   Representations. All representations shall be true as of the Closing and all such representations shall survive the Closing.

ARTICLE III
CLOSING

3.01   Closing for the Purchase of Common Stock. The Closing (the "Closing") of this transaction for the Shares of Common Stock being purchased will occur on June 11th 2007.

3.02   Documents and Payments to be Delivered at Closing of the Common Stock Purchase. As part of the Closing of the Common Stock purchase, those documents listed in 2.12 of this Agreement, as well as the following documents, in form reasonably acceptable to counsel to the parties, shall be delivered:

(a)   By 9162-9725 Quebec Inc. ("Sellers"):

(I)   True and correct copies of all of the business and corporate records of 9139-2449 Quebec Inc., including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings or consents, financial statements, agreements and contracts; and

(II)   Such other documents of 9139-2449 Quebec Inc.as may be reasonably required by Medical International Technology Inc**.** ("Purchasers"), if available.

(b)   By Medical International Technology Inc. ("Purchasers"):

(I)   Issue 2,500,000 common shares to, 9162-9725 Quebec Inc. ("Sellers"),representing the payment for the Purchase Price for the Shares.

ARTICLE IV
INVESTMENT INTENT

4.01   Transfer Restrictions. Medical International Technology Inc**.** ("Purchasers") agrees that the securities being acquired pursuant to this Agreement may be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration ("Transfer") only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), or pursuant to an exemption from registration under the Act.

4.02. Investment Intent. Medical International Technology Inc**.** ("Purchasers") is acquiring the Shares for its own account for investment, and not with a view toward distribution thereof.

4.03. No Advertisement. Medical International Technology Inc**.** ("Purchasers") acknowledges that the Shares have been offered to it in direct communication between it and 9162-9725 Quebec Inc. ("Sellers"), and not through any advertisement of any kind.

4.04.   <u>Knowledge and Experience</u>.   (a) Medical International Technology Inc**.** ("Purchasers") acknowledges that it has been encouraged to seek its own legal and financial counsel to assist it in evaluating this purchase. The Buyer acknowledges that Sellers has given it and all of its counselor's access to all information relating to 9139-2449 Quebec Inc., business that they or any one of them has requested. Medical International Technology Inc**.** ("Purchasers") acknowledges that it has sufficient business and financial experience, and knowledge concerning the affairs and conditions of 9139-2449 Quebec Inc. so that it can make a reasoned decision as to this purchase of the Shares and is capable of evaluating the merits and risks of this purchase.

ARTICLE V
REMEDIES

5.01   <u>Arbitration</u>.   Any controversy of claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in Quebec, Montreal in accordance with the Rules of the Quebec Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

5.02   <u>Termination</u>.   In addition to any other remedies, the Medical International Technology Inc**.** ("Purchasers") may terminate this Agreement, if at the Closing, 9162-9725 Quebec Inc. ("Sellers") have failed to comply with all material terms of this Agreement has failed to supply any documents required by this Agreement unless they do not exist, or has failed to disclose any material facts which could have a substantial effect on any part of this transaction.

5.03   <u>Indemnification.</u> From and after the closing, 9162-9725 Quebec Inc. ("Sellers"), jointly and severally, agree to indemnify Medical International Technology Inc**.** ("Purchasers") against all actual losses, damages and expenses caused by (i) any material breach of this Agreement by them or any material misrepresentation of the 9162-9725 Quebec Inc. ("Sellers"), contained herein, or (ii) any misstatement of a material fact or omission to state a material fact required to be stated herein or necessary to make the statements herein not misleading.

5.04   <u>Indemnification Non-Exclusive</u>   The foregoing indemnification provision is in addition to, and not derogation of any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.

ARTICLE VI
MISCELLANEOUS

6.01   <u>Captions and Headings</u>. The article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

6.02   <u>No Oral Change</u>. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged, orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

6.03   Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

6.04   Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

6.05   Entire Agreement. This Agreement, including any and all attachments hereto, if any, contain the entire Agreement and understanding between the parties hereto, and supersede all prior agreements and understandings.

6.06   Significant Changes   9162-9725 Quebec Inc. ("Sellers") understand that significant changes may be made in the capitalization and/or stock ownership of 9139-2449 Quebec Inc., which changes could involve a reverse stock split and/or the issuance of additional shares, thus possibly having a dramatic negative effect on the percentage of ownership and/or number of shares owned by present shareholders of 9162-9725 Quebec Inc. ("Sellers").

6.07   Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures will be acceptable to all parties.

6.08   Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed, and properly addressed or faxed as follows:

If to 9162-9725 Quebec Inc. ("Sellers"), to:

Karim Menassa
1872 Beaulac Street
Ville Saint Laurent H4R 2E7
Canada
Phone: 514-339-9355
Fax: 514-339-5750__
Email: kmenassa@mitcanada.ca

If to Medical International Technology Inc. ("Purchasers"), to:

Karim Menassa
1872 Beaulac Street
Ville Saint Laurent H4R 2E7
Canada
Phone: 514-339-9355
Fax: 514-339-5750__
Email: kmenassa@mitcanada.ca

Or such other address as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, or faxed.

6.09   Binding Effect.   This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

6.10   Effect of Closing.   All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the closing and shall survive the Closing of this Agreement.

6.11   Mutual Cooperation.   The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

CHOICE OF LAW AND JURISDICTION. This Agreement shall be governed and construed in accordance with the laws of the Province of Quebec. Neither party shall commence any litigation against the other arising out of THIS COMMON STOCK PURCHASE AGREEMENT nor its termination except in a court located in the District of Montreal, Province of Quebec.

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The parties declare that they have requested that this Agreement be drafted in the English language. Les parties déclarent qu'elles ont exigé que cette convention soit rédigée en langue anglaise.

In witness whereof, this Agreement has been duly executed by the parties hereto as of the date first above written.

9162-9725 Quebec Inc. ("Sellers") Medical International Technology Inc. ("Purchasers")

By: _____
    Karim Menassa

By: _____
    Michel Bayouk

Medical International Technology Inc. ("Purchasers")

By: _____
    Karim Menassa

By: _____
    Michel Bayouk

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ANNEX "A"

LIABILITIES:

ANNEX 'B'

LAWSUITS;